[DermTech, Inc., letterhead]

November 13, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Attention:	Amanda Ravitz
Jay Mumford

Re:	DermTech, Inc. (formerly DermTech International)
Withdrawal of Registration Statement on Form S-1
File No. 333-195825
Initially Filed on May 9, 2014

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), DermTech, Inc., formerly DermTech International (the “Company”), hereby respectfully requests the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-195825) together with all exhibits and amendments thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement as it has determined not to proceed with an offering at this time. The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed. The Company respectfully requests that the Securities and Exchange Commission (the “Commission”) issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Martin J. Waters of Wilson Sonsini Goodrich & Rosati, P.C., via email at mwaters@wsgr.com or via facsimile at (858) 350-2399.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company hereby requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

* * *

Please direct any questions or comments concerning this request for withdrawal to Martin J. Waters at (858) 350-2308 or to Patrick M. Anding, also of Wilson Sonsini Goodrich & Rosati, P.C., at (858) 350-2235. Thank you for your assistance.

Sincerely, /s/ John Dobak

John Dobak Chief Executive Officer

United States Securities and Exchange Commission

November 13, 2014

cc (via e-mail):	Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Patrick M. Anding, Wilson Sonsini Goodrich & Rosati, P.C.
Steven Kemper, DermTech, Inc.